File No. 333-44231

               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549

                       Amendment No. 1
                             To
                          FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A. Exact name of Trust:  RANSON UNIT INVESTMENT TRUSTS, SERIES 64

B. Name of Depositor:  RANSON & ASSOCIATES, INC.

C. Complete address of Depositor's principal executive offices:
     250 North Rock Road, Suite 150
     Wichita, Kansas 67206

D. Name and complete address of agents for service:
     RANSON & ASSOCIATES, INC.               CHAPMAN AND CUTLER
     Attention: Alex R. Meitzner             Attention: Mark J. Kneedy
     250 North Rock Road, Suite 150          111 West Monroe Street
     Wichita, Kansas 67202                   Chicago, Illinois 60603

E. Title of securities being registered:  Units of undivided beneficial interest.

H. Approximate date of proposed sale to the public:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

/X/ Check box if it is proposed that this filing will become effective on January 20, 1998 at 11:00 A.M. pursuant to Rule 487.

____________________________________________________________________________

                   RANSON UNIT INVESTMENT TRUSTS
                           SERIES 64
                       CROSS REFERENCE SHEET

              Pursuant to Rule 404(c) of Regulation C
                 under the Securities Act of 1933

             (Form N-8B-2 Items Required by Instruction
                    1 as to Prospectus on Form S-6)

Form N-8B-2 Item Number                         Form S-6 Heading in Prospectus

             I. ORGANIZATION AND GENERAL INFORMATION

1. (a) Name of trust                         )
   (b) Title of securities issued            ) Prospectus Front Cover Page

2. Name and address of Depositor             ) Sponsor Information

3. Name and address of Trustee               ) Trustee Information

4. Name and address of principal             ) Sponsor Information
   underwriter

5. Organization of trust                     ) Summary of the Trust

6. Execution and termination of              ) Summary of the Trust
   Trust Indenture and Agreement

7.  Changes of Name                          ) *

8.  Fiscal year                              ) *

9.  Material Litigation                      ) Description of Trust Portfolio -
                                             ) General

    II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10. General information regarding            ) General Summary of Information
    trust's securities and rights            )
    of security holders                      ) Redemption and Repurchase
                                             )  of Units
                                             ) Description of Trust Portfolio -
                                             )  General
                                             ) Other Rights of Certificate-
                                             )  holders
                                             ) Sponsor Information
                                             ) Trustee Information
                                             ) Tax Status

11. Type of securities comprising            ) Prospectus Front Cover Page
     units                                   )

12. Certain information regarding            )*
     periodic payment certificates           )

13. (a) Loan, fees, charges and              )
     expenses                                ) Prospectus Front Cover Page
                                             ) Summary of Essential Financial
                                             )  Information
                                             ) Estimated Current Return
                                             ) Accrued Interest
                                             ) Public Offering Information
                                             ) Expenses of the Trust
    (b) Certain information regarding        )
     periodic payment plan certificates      ) *
    (c) Certain percentages                  ) Prospectus Front Cover Page
                                             ) Summary of Essential Financial
                                             )  Information
                                             ) Estimated Current Return
                                             ) Public Offering Information
                                             ) Accrued Interest
                                             ) Sponsor Information

    (d) Certain other fees,                  ) Other Rights of Certificate-
     expenses or charges                     )  holders
     payable by holders                      )

    (e) Certain profits to be received       )
     by depositor, principal underwriter,    ) Sponsor Information
     trustee or any affiliated persons       )

    (f) Ratio of annual charges to income    ) *

14. Issuance of trust's securities           ) Summary of the Trust
                                             ) Public Offering Information

15. Receipt and handling of payments         ) *
     from purchasers                         )
                                             ) Trust Administration
16. Acquisition and disposition of           ) Summary of the Trust
     underlying securities                   ) Description of Trust Portfolio
                                             ) Trustee Information
17. Withdrawal or redemption                 ) Redemption and Repurchase
                                             )  of Units
                                             ) Sponsor Information
18. (a) Receipt and disposition              ) Prospectus Front Cover Page
     of income                               ) Accrued Interest
                                             ) Distributions of Interest and
                                             )  Principal
    (b) Reinvestment of distributions        ) *
    (c) Reserves or special funds            ) Expenses of the Trust
                                             ) Summary of the Trust
    (d) Schedule of distributions            ) *
19. records, accounts and reports            ) Other Rights of Certificate-
                                             )  holders
20. Certain miscellaneous provisions         ) Summary of the Trust
     of Trust Agreement                      ) Sponsor Information
                                             ) Trustee Information
21. Loans to security holders                ) *
22. Limitations on liability                 ) Summary of the Trust
23. Bonding arrangements                     ) *
24. Other material provisions of             ) *
     trust indenture or agreement            )

   III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25. Organization of Depositor                ) Sponsor Information
26. Fees received by Depositor               ) *
27. Business of Depositor                    ) Sponsor Information
28. Certain information as to                )
     officials and affiliated                ) *
     persons of Depositor                    )

29. Companies owning securities of           ) *
     Depositor                               )
30. Controlling persons of Depositor         ) *
31. Compensation of Officers of Depositor    ) *
32. Compensation of Directors                ) *
33. Compensation to Employees                ) *
34. Compensation to other persons            ) *


           IV. DISTRIBUTION AND REDEMPTION OF SECURITIES

35.Distribution of trust's securities        ) Prospectus Front Cover Page
    by states                                ) Objectives of the Trust
36.Suspension of sales of trust's            ) *
    securities                               )
37.Revocation of authority to                ) *
    distribute securities                    )
38. (a) Method of distribution               )
    (b) Underwriting agreements              ) Public Offering Information
    (c) Selling agreement                    )
39. (a) Organization of principal            )
         underwriter                         ) Sponsor Information
    (b) N.A.S.D. membership by               )
     principal underwriter                   )
                                             )
40. Certain fees received by                 ) *
     principal underwriter                   )
41. (a) Business of principal                ) Sponsor Information
     underwriter                             )
    (b) Branch offices or principal          ) *
     underwriter                             )
    (c) Salesmen or principal                ) *
     underwriter                             )
42. Ownership of securities of the trust     ) *

43. Certain brokerage commissions            ) *
     received by principal underwriter       )
44.(a) Method of valuation                   ) Prospectus Front Cover Page
                                             ) Summary of Essential Financial
                                             )  Information
                                             ) Public Offering Information
                                             ) Accrued Interest
                                             ) Redemption and Repurchase
                                             )  of Units
(b) Schedule as to offering                  ) *
     price                                   )
(c) Variation in offering                    ) Accrued Interest
     price to certain persons                )  Public Offering Information
45. Suspension of redemption rights          ) *
46. (a) Redemption valuation                 ) Estimated Current Return
                                             ) Accrued Interest
                                             ) Public Offering Information
                                             ) Redemption and Repurchase
                                             )  of Units
(b) Schedule as to redemption                ) *
     price                                   )
47. Purchase and sale of interests           ) Sponsor Information
     in underlying securities                ) Redemption and Repurchase
                                             )  of Units


         V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Organization and regulation of           ) Trustee Information
     trustee                                 )
49. Fees and expenses of trustee             ) Summary of Essential Financial
                                             )  Information
                                             ) Expenses of the Trust
                                             )
50. Trustee's lien                           ) Accrued Interest
                                             ) Distribution of Interest and
                                             )  Principal
                                             ) Expenses of the Trust


     VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51. Insurance of holders of trust's          )
     securities                              ) *

52. (a) Provisions of trust agreement        ) Trustee Information
     with respect to replacement or          ) Description of Trust Portfolio-
     elimination of portfolio securities     )  Replacement Bonds
    (b) Transactions involving               )
     elimination of underlying securities    ) *
    (c) Policy regarding substitution or     ) Trustee Information
     elimination of underlying securities    ) Description of Trust Portfolio-
                                             )  Replacement Bonds
    (d) Fundamental policy not               ) *
     otherwise covered                       )
53. Tax status of trust                      ) Tax Status


             VIII. FINANCIAL AND STATISTICAL INFORMATION

54. Trust's securities during                ) *
     last ten years                          )
55.                                          )
56. Certain information regarding            ) *
57. periodic payment certificates            )
58.                                          )
59. Financial statements (Instructions       ) Report of Certified
     1(c) to Form S-6)                       )  Public Accountants
                                             ) Statement of Net Assets

                   DAVID & JANICE KATZ TAX-FREE BOND TRUST

PROSPECTUS               RANSON UNIT INVESTMENT TRUSTS                SERIES 64
                                 2,800 UNITS

THE TRUST. Ranson Unit Investment Trusts, Series 64 consists of one underlying unit investment trust, the David & Janice Katz Tax-Free Bond Trust (the "Trust"). The Trust initially consists of bonds and delivery statements relating to contracts to purchase bonds and, thereafter, will consist of a $2,800,000 aggregate principal amount portfolio comprised of interest bearing obligations issued by or on behalf of municipalities or other governmental authorities (the "Bonds" or "Securities"). In the opinion of counsel, interest income to the Trust and to Certificateholders, with certain exceptions, is exempt under existing law from Federal income taxes. Capital gains, if any, are subject to tax. The objectives of the Trust include 1) interest income which is exempt from Federal income taxes, 2) conservation of capital, and 3) liquidity of investment (see "Objectives of the Trust"). The payment of interest and the preservation of capital are dependent upon the continuing ability of the issuers and/or obligors of the Bonds to meet their respective obligations. Certain of the Bonds may be obligations which derive their payment from mortgage loans. A substantial portion of such bonds will probably be redeemed prior to their scheduled maturities; any such early redemption will reduce the aggregate principal amount of the Trust and may also affect the Estimated Long-Term Return and the Estimated Current Return. The Sponsor has a limited right to substitute other tax-exempt bonds in the Trust portfolio in the event of a failed contract. There is no assurance that the Trust's objectives will be met. The Sponsor of the Trust is Ranson & Associates, Inc., Suite 150, 250 North Rock Road, Wichita, Kansas 67206.

PUBLIC OFFERING PRICE. The Public Offering Price of the Units during the initial offering period is equal to the aggregate offering price of the Bonds in the portfolio divided by the number of Units outstanding, plus a sales charge equal to 2.00% of the Public Offering Price (2.041% of the aggregate offering price of the Bonds). After the initial public offering period, the secondary market public offering price will be equal to the aggregate bid price of the Bonds in the portfolio of the Trust divided by the number of Units outstanding, plus a sales charge of 2.00% of the Public Offering Price (2.041% of the aggregate bid price of the Bonds). If the Bonds in the Trust were available for direct purchase by investors, the purchase price of the Bonds would not include the sales charge included in the Public Offering Price of the Units. In addition, on transactions entered into on and after January 21, 1998, there will be added an amount equal to the accrued interest from January 23, 1998 to the date of settlement (three business days after order) less distributions from the Interest Account subsequent to January 23, 1998 (the "First Settlement Date"). If Units were available for purchase at the opening of business on the Date of Deposit, the Public Offering Price per Unit would have been $1,000.00. See "Public Offering Information." The value of the Bonds will fluctuate with market and credit conditions, including any changes in interest rate levels.

Units of the Trust are not deposits or obligations of, or guaranteed by, any bank, and Units are not federally insured or otherwise protected by the Federal Deposit Insurance Corporation and involve investment risk including loss of principal.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
           AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON
                  THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
                       ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

         Please read this Prospectus and retain it for future reference.
                The date of this Prospectus is January 20, 1998.

                            RANSON & ASSOCIATES, INC.
                                     SPONSOR

THE UNITS. Each Unit represents a fractional undivided interest in the principal and net income of the Trust in the ratio of one Unit for each $980.00 principal value of Bonds originally deposited in the Trust. Initially, Units will be offered for sale in the minimum amount of five Units.

DISTRIBUTIONS. Distributions of interest received by the Trust will be made on a monthly basis (pro-rated on an annual basis). The first distribution to Certificateholders will be made on March 15, 1998 to holders of record on March 1, 1998, and thereafter distributions will be made monthly on the first day of each month to record holders on the fifteenth day of the preceding month. Distributions of funds in the Principal Account, if any, will also be made monthly on the first day of each month to record holders on the fifteenth day of the preceding month.

ESTIMATED CURRENT RETURN AND ESTIMATED LONG-TERM RETURN. The Estimated Current Return and Estimated Long-Term Return to Certificateholders as of January 16, 1998, the business day prior to the Date of Deposit, were as set forth under "Summary of Essential Financial Information." The methods of calculating Estimated Current Return and Estimated Long-Term Return are set forth in the footnotes to "Summary of Essential Financial Information."

REDEMPTION AND MARKET FOR UNITS. A Certificateholder may redeem Units at the office of the Trustee, The Bank of New York ("BONY"), at prices based upon the bid prices of the Bonds (see "Redemption and Repurchase of Units").

                          RANSON UNIT INVESTMENT TRUSTS
                                    SERIES 64
                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
      As of January 16, 1998, the business day prior to the Date of Deposit

     SPONSOR AND EVALUATOR:   RANSON & ASSOCIATES, INC.
     TRUSTEE:                 THE BANK OF NEW YORK

Principal Amount of Bonds in Trust(1)                                    $2,800,000
Number of Units                                                               2,800
Fractional Undivided Interest in Trust per Unit                             1/2,800
Principal Amount (Par Value) of Bonds per Unit(1)                        $    1,000
Aggregate Offering Price of Bonds in the Trust                           $2,744,000
Aggregate Offering Price of Bonds per Unit                               $   980.00
Plus Sales Charge 2.00% (2.041% of the Aggregate Offering
     Price of the Bonds)                                                 $    20.00
Public Offering Price per Unit(2)                                        $ 1,000.00
Redemption Price per Unit(3)                                             $   975.10
Excess of Public Offering Price per Unit Over Redemption
     Price per Unit                                                      $    24.90
Estimated Annual Interest Income per Unit                                $    41.81
Less: Estimated Annual Expense per Unit                                  $     1.35
Estimated Annual Net Interest Income per Unit                            $    40.46
Estimated Daily Rate of Net Interest Income Accrual per Unit             $    .1124
Estimated Current Return(4)(5)(6)                                              4.05%
Estimated Long-Term Return(4)(5)(6)                                            4.04%

Initial Distribution(March 15, 1998)                         $4.27 per Unit
First Settlement Date                                        January 23, 1998
Minimum Principal Distribution                               $1.00 per Unit
Mandatory Termination Date                                   December 1, 2008
Minimum Principal Amount of Bonds of Trust Under Which
     Indenture May Be Terminated                             $560,000
Distribution Dates                                           Fifteenth day of every month commencing March 15, 1998
Trustee's Annual Fee                                         $.90 per $1,000 principal amount of Bonds, exclusive of
                                                             expenses of the Trust.
Estimated Annual Organizational Expenses(7)                  $.30 per Unit

Evaluations for purpose of sale, purchase or redemption of Units are made as of 3:15 P.M. Central time on days of trading on the New York Stock Exchange next following receipt of an order for a sale or purchase of Units or receipt by the Trustee of Units tendered for redemption.

(1) Many unit investment trusts comprised of municipal securities issue a number of units such that each unit represents approximately $1,000 principal amount of underlying securities. The Sponsor on the other hand in determining the number of Trust Units has elected not to follow this format but rather to provide for that number of Units which will establish as of the Date of Deposit a Public Offering Price per Unit of approximately $1,000. Because certain of the Bonds may from time to time under certain circumstances be sold or redeemed or will be called or mature in accordance with their terms (including the call or sale of zero coupon bonds at prices less than par value), there is no guarantee that the value of a Unit at the Trust's termination will be equal to the Principal Amount (Par Value) of Bonds per Unit stated above.

(2) No accrued interest will be added for any person contracting to purchase Units on the Date of Deposit. Anyone ordering Units after such date will pay accrued interest from the First Settlement Date to the date of settlement (three business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. A person will become the owner of Units on the date of settlement provided payment has been received.

(3) Plus accrued interest to the settlement date in the case of sale or to the date of tender in the case of redemption.

(4) The Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge (see "Public Offering Information").

(5) The Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Bonds in the Trust and (2) takes into account a compounding factor and the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Bonds and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price. Neither rate reflects the true return to Certificateholders which is lower because neither includes the effect of the delay in the first payment to Certificateholders.

(6) These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Trust are available from the Sponsor upon request.

(7) The Trust (and therefore Certificateholders) will bear all or a portion of its organizational costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the portfolio and the initial fees and expenses of the Trustee but not including the expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. It is intended that total organizational expenses will be amortized over five years. See "Expenses of the Trust" and "Statement of Net Assets." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

SUMMARY OF THE TRUST

  The Trust is one of a series of unit investment trusts created under the laws of the State of New York pursuant to a Trust Indenture and Agreement, dated January 20, 1998 (the "Indenture"), between Ranson & Associates, Inc., as Sponsor, and The Bank of New York, as Trustee.

  The Trust consists of a portfolio of interest bearing obligations (or delivery statements relating to contracts to purchase obligations) issued by or on behalf of states and political subdivisions, municipalities and authorities thereof, the interest on which is excludable, in the opinion of recognized bond counsel, from Federal gross income. However, in the case of corporations, interest on all obligations held by the Trust may be subject to the alternative minimum tax for Federal income tax purposes. Accordingly, the Trust may be appropriate only for investors who are not subject to the alternative minimum tax. See "Tax Status." An investment in the Trust should be made with an understanding of the risks associated with an investment in such obligations. Fluctuations in interest rates may cause corresponding fluctuations in the value of the Bonds in the portfolio. The Sponsor cannot predict whether the value of the Bonds in the portfolio will increase or decrease.

  On the Date of Deposit, the Sponsor deposited with the Trustee an aggregate of $2,800,000 principal amount of interest-bearing obligations, including delivery statements relating to contracts for the purchase of certain such obligations. Upon deposit of such Bonds the Trustee delivered to the Sponsor a certificate evidencing the ownership of 2,800 Units of the Trust, which are offered for sale by this Prospectus. Each Unit initially offered represents a 1/2,800 undivided interest in the Trust. To the extent that any Units are redeemed by the Trustee, the fractional undivided interest in the Trust represented by each unredeemed Unit will increase, although the actual interest in the Trust represented by such fraction will remain unchanged. Units in the Trust will remain outstanding until redeemed upon tender to the Trustee by Certificateholders, which may include the Sponsor, or until the termination of the Indenture.

  The Indenture may be amended at any time by consent of Certificateholders representing at least 51% of the Units of the Trust then outstanding. The Indenture may also be amended by the Trustee and the Sponsor without the consent of any of the Certificateholders 1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or 2) to make such other provisions as shall not adversely affect the interest of the Certificateholders, provided, however, that the Indenture may not be amended to increase the number of Units issuable thereunder or to permit the deposit or acquisition of bonds either in addition to, or in substitution for any of the Bonds initially deposited in the Trust except in connection with the limited right of substitution of Replacement Bonds for failed Bonds (see "Description of Trust Portfolio") and for the substitution of refunding bonds under certain circumstances. The Trustee shall advise the Certificateholders of any amendment promptly after the execution thereof.

  The Trust may be terminated at any time by consent of Certificateholders representing at least 51% of the Units of the Trust then outstanding or by the Trustee when the value of the Trust, as shown by any semi-annual evaluation, is less than 20% of the original principal amount of the Trust and will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Sponsor and the Underwriters thereby reducing the net worth of the Trust to less than 40% of the principal amount of the Bonds originally deposited in the portfolio. The Indenture will terminate upon the redemption, sale or other disposition of the last Bond held in the Trust, but in no event shall it continue beyond the end of the calendar year preceding the fiftieth anniversary of its execution.

  Written notice of any termination specifying the time or times at which Certificateholders may surrender their certificates for cancellation shall be given by the Trustee to each Certificateholder at the address appearing on the registration books of the Trust maintained by the Trustee. The Trustee will begin to liquidate any Bonds held in the Trust within a reasonable period of time from said notification and shall deduct from the proceeds any accrued costs, expenses or indemnities provided by the Indenture, including any compensation due the Trustee, any costs of liquidation and any amounts required for payment of any applicable taxes, governmental charges or final operating costs of the Trust.

  The Trustee shall then distribute to Certificateholders their pro rata shares of the remaining balances in the Principal and Interest Accounts together with a final distribution statement which will be in substantially the same form as the annual distribution statement (see "Other Rights of Certificateholders"). Any amount held by the Trustee in any reserve account will be distributed when the Trustee determines the reserve is no longer necessary in the same manner as the final distribution from the Principal and Interest Accounts (see "Distribution of Interest and Principal").

  The Sponsor and the Trustee shall be under no liability to Certificateholders for taking any action or for refraining from any action in good faith pursuant to the indenture, or for errors in judgment, but shall be liable only for their own negligence, lack of good faith, willful misconduct or reckless disregard of their duties. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Bonds. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

  The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Bonds or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction.

  Approximately 9.8% of the aggregate principal amount of the Bonds in the Trust are "zero coupon" bonds. Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest currently. See also note (6) to "Notes to Trust Portfolio."

DESCRIPTION OF TRUST PORTFOLIO

PORTFOLIO. The Trust consists of 14 obligations of issuers. Four of the issues in the Trust are general obligations of the governmental entity issuing them or are backed by the taxing power thereof representing 33.9% of principal amount of bonds in the Trust. The remaining issues are payable directly or indirectly from the income of a specific project or authority and are divided by source of revenue (and percentage of principal amount to total Trust) as follows:
Certificates of Participation, 4 (29.5%), Utility, 4 (22.3%); and Health Care, 2 (14.3%). The dollar weighted average maturity of the Bonds in the Trust is 10.1 years. None of the issues in the Trust are subject to the alternative minimum tax.

  Certain of the Bonds may be general obligations of a governmental entity that are backed by the taxing power of such entity. All other Bonds in the Trust are revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different Bonds in the Trust, both within a particular classification and between classifications, depending on numerous factors.

  REPLACEMENT BONDS. Because certain of the Bonds in the Trust may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and because the proceeds from such events will be distributed to Certificateholders and will not be reinvested, no assurance can be given that the Trust will retain for any length of time its present size and composition. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Bond. In the event of a failure to deliver any Bond that has been purchased for the Trust under a contract, including any Bonds purchased on a "delayed delivery" basis ("Failed Bonds"), the Sponsor is authorized under the Indenture to direct the Trustee to acquire other bonds ("Replacement Bonds") to make up the original corpus of the Trust.

  The Replacement Bonds must be purchased within 20 days after delivery of the notice of the failed contract and the purchase price (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds (i) must be tax-exempt bonds issued by states or their political subdivisions, (ii) must have a fixed maturity date of at least 10 years, (iii) must be purchased at a price that results in a yield to maturity and in a current return, in each case as of the Date of Deposit, at least equal to that of the Failed Bonds, (iv) shall not be "when, as and if issued" bonds and (v) must be rated "BBB-" or better by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("Standard & Poor's" or "S&P") or "Baa3" or better by Moody's Investors Service, Inc. ("Moody's"). Whenever a Replacement Bond has been acquired for the Trust, the Trustee shall, within five days thereafter, notify all Certificateholders of the Trust of the acquisition of the Replacement Bonds and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Bond exceeded the cost of the Replacement Bond plus accrued interest. Once the original corpus of the Trust is acquired, the Trustee will have no power to vary the investment of the Trust, i.e., the Trust will have no managerial power to take advantage of market variations to improve a Certificateholder's investment.

  If the right to limited substitution described in the preceding paragraph shall not be utilized to acquire Replacement Bonds in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Bonds to all Certificateholders of the Trust and distribute the principal and accrued interest (at the coupon rate of such Failed Bonds to the date the Failed Bonds are removed from the Trust) attributable to such Failed Bonds not more than 30 days after such removal or such earlier time as the Trustee in its sole discretion deems to be in the interest of the Certificateholders. In the event a Replacement Bond should not be acquired by the Trust, the estimated net annual interest income per Unit for the Trust would be reduced and the Estimated Current Return and Estimated Long-Term Return thereon might be lowered. In addition, Certificateholders should be aware that they may not be able at the time of receipt of such principal to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds were earning to Certificateholders in the Trust.

GENERAL. Certain of the Bonds in the Trust are subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The portfolio contains a listing of the sinking fund and call provisions, if any, with respect to each of the debt obligations. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of Bonds or may require the mandatory redemption of Bonds include, among others: a final determination that the interest on the Bonds is taxable; the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the Bonds were used; an exercise by a local, state or Federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the Bonds were used; changes in the economic availability of raw materials, operating supplies or facilities or technological or other changes which render the operation of the project for which the proceeds of the Bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the Bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the Bonds are issued on the issuer of the Bonds or the user of the proceeds of the Bonds; an administrative or judicial decree requires the cessation of a substantial part of the operations of the project financed with the proceeds of the Bonds; an overestimate of the costs of the project to be financed with the proceeds of the Bonds resulting in excess proceeds of the Bonds which may be applied to redeem Bonds; or an underestimate of a source of funds securing the Bonds resulting in excess funds which may be applied to redeem Bonds. See "Trust Portfolio" and footnote (3) in "Notes to Trust Portfolio." See also "Portfolio" above for possible redemptions prior to initial stated call dates. Certain of the Bonds in the Trust may have been purchased by the Trust at premiums over the par value (principal amount) of such Bonds (see "Trust Portfolio"). To the extent Certificateholders acquire their Units at a time Bonds are valued at a premium over such par value and such Bonds are subsequently redeemed or prepaid at par or for less than such valuations, Certificateholders will likely sustain losses in connection with such redemptions or prepayments. For the tax effects of Bond redemptions generally, see "Tax Status."

  To the best knowledge of the Sponsor there is no litigation pending as of the Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect upon the Trust. At any time after the Date of

Deposit, litigation may be initiated on a variety of grounds with respect to Bonds in the Trust. Such litigation, as, for example, suits challenging the issuance of pollution control revenue bonds under environmental protection statutes, may affect the validity of such Bonds or the tax-free nature of the interest thereon. While the outcome of litigation of such nature can never be entirely predicted, the Trust has received opinions of bond counsel to the issuing authorities of each Bond on the date of issuance to the effect that such Bonds have been validly issued and that the interest thereon is exempt from Federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to meet obligations undertaken with respect to the Bonds.

OBJECTIVES OF THE TRUST

  The Trust has been formed to provide Certificateholders interest income which is exempt from Federal income taxes. In addition, the Trust also has objectives which include conservation of capital and liquidity of investment. There is no assurance that the Trust's objectives will be met.

  In selecting Bonds for the Trust, the following facts, among others, were considered by the Sponsor: (a) either the Standard & Poor's rating of the Bonds was in no case less than "BBB-" or the Moody's Investors Service, Inc. rating of the Bonds was in no case less than "Baa3" including provisional or conditional ratings, respectively, or, if not rated, the Bonds had, in the opinion of the Sponsor, credit characteristics sufficiently similar to the credit characteristics of interest-bearing tax-exempt obligations that were so rated as to be acceptable for acquisition by the Trust (see "Description of Bond Ratings") and (b) the prices of the Bonds relative to other bonds of comparable quality and maturity. Medium-quality Bonds (rated BBB or A by S&P or Baa or A by Moody's) are obligations of issuers that are considered to possess adequate, but not outstanding, capacities to service the obligations. Investment in medium-quality debt securities involves greater investment risk, including the possibility of issuer default or bankruptcy, than investment in higher-quality debt securities. An economic downturn could severely disrupt this market and adversely affect the value of outstanding bonds and the ability of the issuers to repay principal and interest. During a period of adverse economic changes, including a period of rising interest rates, issuers of such bonds may experience difficulty in servicing their principal and interest payment obligations. Medium quality debt securities tend to be less marketable than higher-quality debt securities because the market for them is less broad.
During periods of thin trading in these markets, the spread between bid and asked prices is likely to increase significantly, and the Trust may have greater difficulty selling the medium-quality debt securities in its portfolio. Subsequent to the Date of Deposit, a Bond may cease to be rated or its rating may be reduced below the minimum required as of the Date of Deposit. Neither event requires elimination of such Bond from a portfolio but may be considered in the Sponsor's determination as to whether or not to direct the Trustee to dispose of the Bond (see "Trustee Information").

  The Trust consists of a portfolio of fixed rate, long-term debt obligations. An investment in the Trust should be made with an understanding of the risks associated with an investment in such obligations. Fluctuations in interest rates may cause corresponding fluctuations in the value of the Bonds in the portfolio. The Sponsor cannot predict whether the value of the Bonds in the portfolio will increase or decrease.

ESTIMATED CURRENT RETURN AND ESTIMATED LONG-TERM RETURN

  As of the business day prior to the Date of Deposit, the Estimated Current Return and the Estimated Long-Term Return were as set forth in "Summary of Essential Financial Information." Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and
(2) takes into account a compounding factor and the expenses and sales charge associated with the Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return will be realized in the future. Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price. Neither rate reflects the true return to Certificateholders which is lower because neither includes the effect of the delay in the first payment to Certificateholders.

  In order to acquire certain of the Bonds contracted for by the Sponsor for deposit in the Trust, it may be necessary for the Sponsor or Trustee to pay on the settlement dates for delivery of such Bonds amounts covering accrued interest on such Bonds which exceed (1) the amounts paid by Certificateholders and (2) the amounts which will be made available through cash furnished by the Sponsor on the Date of Deposit, which amount of cash may exceed the interest which would accrue to the First Settlement Date. The Trustee has agreed to pay any amounts necessary to cover any such excess and will be reimbursed therefor, without interest, when funds become available from interest payments on the particular Bonds with respect to which such payments may have been made.

PUBLIC OFFERING INFORMATION

  Units in the Trust are offered at the Public Offering Price which during the initial public offering period is based on the offering prices of the Bonds in the Trust plus a sales charge of 2.00% of the Public Offering Price (equivalent to 2.041% of the aggregate offering price of the Bonds in the portfolio) and which in the secondary market is based on the bid prices of the Bonds in the portfolio and includes a sales charge of 2.00% of the Public Offering Price (equivalent to 2.041% of the aggregate bid price of the Bonds in the portfolio) plus accrued and undistributed interest to the settlement date. The initial public offering period shall terminate upon the sale to the public of all the Units in the Trust. Upon termination of the initial offering period, any unsold Units and any Units repurchased in the secondary market may be offered by this Prospectus at the secondary Public Offering Price in the manner described herein.

  Although payment is normally made three business days following the order for purchase, payment may be made prior thereto. A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

  During the initial offering period, Units will be distributed to the public through the Sponsor and through certain dealers. Dealers will be allowed a concession during the initial offering period equal to 1.00% of the Public Offering Price.

  Certain commercial banks are making Units of the Trust available to their customers on an agency basis. A portion of the sales charge paid by their customers is retained by or remitted to the banks in an amount allowing a concession equal to that shown above for dealers. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have indicated that these particular agency transactions are permitted under such Act.

  To facilitate the handling of transactions during the initial public offering period, sales of Units shall normally be limited to transactions involving a minimum of five Units. Further purchases may be made in multiples of one Unit.

  The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession to dealers, set forth below, from time to time.

ACCRUED INTEREST

  Accrued interest which is the accumulation of unpaid interest on a bond from the last day on which interest thereon was paid. Interest on Bonds in the Trust is paid to the Trustee either monthly or semi-annually. However, interest on the Bonds in the Trust is accounted for daily on an accrual basis. Because of this, the Trust always has an amount of interest earned but not yet collected by the Trustee because of coupons that are not yet due. For this reason, with respect to sales settling subsequent to the First Settlement Date, the Public Offering Price of Units will have added to it the proportionate share of accrued and undistributed interest to the date of settlement. Certificateholders will receive on the next distribution date of the Trust the amount, if any, of accrued interest paid on their Units.

  In an effort to reduce the amount of accrued interest which would otherwise have to be paid in addition to the Public Offering Price in the sale of Units to the public, the Trustee will advance the amount of accrued interest as of the First Settlement Date and the same will be distributed to the Sponsor, as the Certificateholder of record on such date. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest arising after the First Settlement Date of the Trust, less any distributions from the Interest Account subsequent to this First Settlement Date. Since the First Settlement Date is the date of settlement for anyone ordering Units on the Date of Deposit, no accrued interest will be added to the Public Offering Price of Units ordered on the Date of Deposit.

  Because of the varying interest payment dates of the Bonds, accrued interest at any point in time will be greater than the amount of interest actually received by the Trust and distributed to Certificateholders. Therefore, there will always remain an item of accrued interest that is added to the value of the Units. If a Certificateholder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units. Since the Trustee has use of the funds held in the Interest Account for distributions to Certificateholders and since such Account is non-interest-bearing to Certificateholders, the Trustee benefits thereby.

REDEMPTION AND REPURCHASE OF UNITS

  Certificateholders may redeem all or a portion of their Units by tender to the Trustee, at its Unit Investment Trust Division, 101 Barclay Street, New York, New York 10286, of the certificates representing Units to be redeemed, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed. In order to effect a redemption of Units, Certificateholders must tender their certificates to the Trustee or provide satisfactory indemnity required in connection with lost, stolen or destroyed certificates. No redemption fee will be charged. On the third business day following such tender, the Certificateholder will be entitled to receive in cash for each Unit tendered an amount equal to the redemption price per Unit as next computed after receipt by the Trustee of such tender of Units as determined by the bid price of the Bonds in the Trust on the date of tender (the "Redemption Price") plus accrued interest to, but not including, the date of redemption. The price received upon redemption may be more or less than the amount paid by the Certificateholder depending on the value of the Bonds on the date of tender.
The value of the Bonds will fluctuate with market and credit conditions, including any changes in interest rate levels.

  Accrued interest paid on redemption shall be withdrawn from the Interest Account, or if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. In addition, the Trustee is empowered, with certain recommendations allowed by the Sponsor, to sell Bonds in the portfolio of the Trust to make funds available for redemption. Units redeemed shall be cancelled and not be available for reissuance.

  The recognized date of tender is deemed to be the date on which Units are received in proper form by the Trustee prior to 3:15 p.m. Central time. Units received by the Trustee after 3:15 p.m. will be deemed to have their recognized date of tender on the next business day on which the New York Stock Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that date (see "Evaluation of the Trust").

  To the extent that Bonds in the portfolio of the Trust are sold to meet redemptions, the size and diversity of the Trust will be reduced. Such sales may occur at a time when Bonds might not otherwise be sold which may result in lower prices received on the Bonds than might be realized under normal trading conditions.

  Under regulations issued by the Internal Revenue Service, the Trustee will be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Certificateholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Certificateholder only when filing his or her tax return. Under normal circumstances the Trustee obtains the Certificateholder's tax identification number from the selling broker at the time the certificate is issued, and this number is printed on the certificate and on distribution statements. If a Certificateholder's tax identification number does not appear on the certificate or statements, or if it is incorrect, the Certificateholder should contact the Trustee before presenting a certificate for redemption to determine what action, if any, is required to avoid this back-up withholding.

  The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit.

  The Trustee shall notify the Sponsor of any tender of Units for redemption.
If the Sponsor's repurchase price in the secondary market at that time equals or exceeds the redemption price, it may repurchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the tendering Certificateholder not later than the day on which payment would otherwise have been made by the Trustee. The secondary market Public Offering Price of any Units thus acquired by the Sponsor will be in accord with the procedure described in the then currently effective prospectus relating to such Units. Units held by the Sponsor may be tendered to the Trustee for redemption. Any profit or loss resulting from the resale or redemption of such Units will belong to the Sponsor.

  The aggregate bid prices of the underlying Bonds in the Trust are expected to be less than the related aggregate offering prices. A Certificateholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof.

DISTRIBUTION OF INTEREST AND PRINCIPAL

  Interest received by the Trust, including that part of the proceeds from the disposition of Bonds, if any, which represents accrued interest, is credited by the Trustee to the Interest Account. Any other receipts are credited to the Principal Account. Interest received by the Trust will be distributed on or shortly after the first day of each month on a pro rata basis to Certificateholders of record as of the preceding record date (which is the fifteenth day of the month next preceding the distribution). All distributions will be net of applicable expenses. The pro rata share of cash in the Principal Account will be computed on the fifteenth day of each month and will be distributed to the Certificateholders as of the first day of the next succeeding month. Such principal distribution may be combined with any interest distribution due to the Certificateholder at that time. Proceeds received from the disposition of any of the Bonds in the portfolio of the Trust after each record date and prior to the following distribution date will be held in the Principal Account and not distributed until the next distribution date. The Trustee is not required to pay interest on funds held in the Principal or Interest Accounts (but may itself earn interest thereon and therefore benefit from the use of such funds) nor to make a distribution from the Principal Account unless the amount available for distribution shall equal at least $1.00 per Unit.

  The distribution to the Certificateholders as of each record date after the First Settlement Date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to the Certificateholder's pro rata share of the estimated annual income after deducting estimated expenses. Because interest payments are not received by the Trust at a constant rate throughout the year, such interest distribution may be more or less than the amount credited to the Interest Account as of the record date. For the purpose of minimizing fluctuations in the distributions from the Interest Account, the Trustee is authorized to advance such amounts as may be necessary to provide interest distributions of approximately equal amounts. The Trustee shall be reimbursed, without interest, for any such advances from funds in the Interest Account on the ensuing record date. A person who purchases Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker/dealer.

  As of the fifteenth day of each month, the Trustee will deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Trust (see "Expenses of the Trust"). The Trustee may also withdraw from said accounts an amount, if deemed necessary, to fund a reserve for any governmental charges or anticipated Trust expenses which may be payable out of the Trust. Amounts so withdrawn will not be considered a part of the Trust's assets until such time as the Trustee shall return all or part of the amount withdrawn to the appropriate accounts. In addition, the Trustee may withdraw from the Interest and Principal Accounts such amounts as may be necessary to cover purchases of Replacement Bonds and redemptions of Units by the Trustee (see "Description of Trust Portfolio" and "Redemption and Repurchase of Units").

  Funds which are available for future distributions, redemptions and payment of expenses are held in accounts which are non-interest bearing to Certificateholders and are available for use by the Trustee pursuant to normal banking procedures.

TAX STATUS

  At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from federal gross income were rendered by bond counsel to the respective issuing authorities. Neither the Sponsor nor its counsel have made any special review for the Trust of the proceedings relating to the issuance of the Bonds or of the basis for the opinions. If the interest on a Bond should be determined to be taxable, the Bond would generally have to be sold at a substantial discount. In addition, investors could be required to pay income tax on interest received prior to the date on which interest is determined to be taxable. Gain realized on the sale or redemption of the Bonds by the Trustee or of a Unit by a Certificateholder is includable in gross income for Federal income tax purposes and may be includable in gross income for state tax purposes. (Such gain does not include any amounts received in respect of accrued interest or accrued original issue discount, if any.) If a Bond is acquired with accrued interest, that portion of the price paid for the accrued interest is added to the tax basis of the Bond. When this accrued interest is received, it is treated as a return on capital and reduces the tax basis of the Bond. If a Bond is purchased for a premium, the amount of the premium is added to the tax basis of the Bond. Bond premium is amortized over the remaining term of the Bond, and the tax basis of the Bond is reduced each tax year by the amount of the premium amortized in that tax year.

  For purposes of the following opinions, it is assumed that each asset of the Trust is debt the interest on which is excluded for federal income tax purposes. In the opinion of Chapman and Cutler, Counsel to the Sponsor, under existing law:

     1) The Trust is not an association taxable as a corporation for federal income tax purposes and interest and accrued original issue discount on Bonds which are excluded from gross income under the Internal Revenue Code of 1986 (the "Code") will retain its status when distributed to the Certificateholder; however, such interest may be taken into account in computing the alternative minimum tax and the additional tax on branches of foreign corporations.

     2) Each Certificateholder is considered to be the owner of a pro rata portion of each asset of the Trust under subpart E, subchapter J of Chapter 1 of the Code and will have a taxable event when the Trust disposes of a Bond or when the

  Certificateholder redeems or sells Units. If the Certificateholder disposes of a Unit, he is deemed thereby to dispose of his entire pro rata interest in all assets of the Trust involved including his pro rata portion of all the Bonds represented by a Unit. The Taxpayer Relief Act of 1997 (the "1997 Act") includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain as constructive sales for purpose of recognition of gain (but not loss) and for purposes of determining the holding period. Certificateholders should consult their own tax advisors with regard to any such constructive sale rules. Certificateholders must reduce the tax basis of their Units for their share of accrued interest received by a Trust, if any, on Bonds delivered after the date the Certificateholders pay for their Units to the extent that such interest accrued on such Bonds before the date the Trust acquired ownership of the Bonds (and the amount of this reduction may exceed the amount of accrued interest paid to the seller) and, consequently, such Certificateholder may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds (whether by sale, payment on maturity, redemption or otherwise), gain or loss is recognized to the Certificateholder, subject to various nonrecognition provisions of the Code. The amount of any such gain or loss is measured by comparing the Certificateholder's pro rata share of the total proceeds from such disposition with the Certificateholder's basis for his or her fractional interest in the asset disposed of. In the case of a Certificateholder who purchases Units, such basis (before adjustment for earned original issue discount and amortized bond premium, if any) is determined by apportioning the cost of the Units among each of the Trust assets ratably according to value as of the valuation date nearest the date of acquisition of the Units. It should be noted that certain legislative proposals have been made which could affect the calculation of basis for Certificateholders holding securities that are substantially identical to the Bonds. Certificateholders should consult their own tax advisors with regard to the calculation of basis. The tax basis reduction requirements of said Code relating to amortization of bond premium may, under some circumstances, result in the Certificateholder realizing a taxable gain when his Units are sold or redeemed for an amount equal to or less than his original cost.

  Sections 1288 and 1272 of the Code provide a complex set of rules governing the accrual of original issue discount. These rules provide that original issue discount accrues either on the basis of a constant compound interest rate or ratably over the term of the Bond, depending on the date the Bond was issued.
In addition, special rules apply if the purchase price of a Bond exceeds the original issue price plus the amount of original issue discount which would have previously accrued based on its issue price (its "adjusted issue price") to prior owners. If a Bond is acquired with accrued interest, that portion of the purchase price paid for the accrued interest is added to the tax basis of the Bond. When this accrued interest is received, it is treated as a return of capital and reduces the tax basis of the Bond. If a Bond is purchased for a premium, the amount of the premium is added to the tax basis of the Bond. Bond premium is amortized over the remaining term of the Bond, and the tax basis of the Bond is reduced each year by the amount of the premium amortized in that tax year. The application of these rules will also vary depending on the value of the Bond on the date a Certificateholder acquires his Units and the price the Certificateholder pays for his Units. Unitholders should consult with their tax advisers regarding these rules and their application.

  "The Revenue Reconciliation Act of 1993" (the "Tax Act") subjects tax-exempt bonds to the market discount rules of the Code effective for bonds purchased after April 30, 1993. In general, market discount is the amount (if any) by which the stated redemption price at maturity exceeds an Investor's purchase price (except to the extent that such difference, if any, is attributable to original issue discount not yet accrued) subject to a statutory de minimis rule. Market discount can arise based on the price the Trust pays for Bonds or the price a Certificateholder pays for his or her Units. Under the Tax Act, accretion of market discount is taxable as ordinary income; under prior law the accretion had been treated as capital gain. Market discount that accretes while the Trust holds a Bond would be recognized as ordinary income by the Certificateholders when principal payments are received on the Bond, upon sale or at redemption (including early redemption) or upon the sale or redemption of the Units, unless a Certificateholder elects to include market discount in taxable income as it accrues. The market discount rules are complex and Certificateholders should consult their tax advisers regarding these rules and their application.

  Interest on certain "specified private activity bonds" held by the Trust will be treated as an item of tax preference for purposes of computing the alternative minimum tax of all Certificateholders of the Trust, including individuals. As a result, such interest income may be subject to the alternative minimum tax. The Trust will annually supply Certificateholders with information regarding the amount of Trust income attributable to those "specified private activity bonds" held by the Trust that give rise to a specific item of tax preference. Certificateholders should consult their tax adviser regarding the potential application of the alternative minimum tax and the impact of a portion of the Trust's income being characterized as a tax preference.

  For purposes of computing the alternative minimum tax for individuals and corporations, interest on certain private activity bonds (which includes most industrial and housing revenue bonds) issued on or after August 8, 1986 such as the AMT Bonds, is included as an item of tax preference.

  In the case of corporations, for taxable years beginning after December 31, 1986, the alternative minimum tax depends upon the corporation's alternative minimum taxable income, which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing the alternative minimum taxable income of a corporation (other than an S Corporation, Regulated Investment Company, Real Estate Investment Trust, or REMIC) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its alternative minimum taxable income (before such adjustment item and the alternative tax net operating loss deduction). "Adjusted current earnings" includes all tax-exempt interest, including interest on the Bonds in the Trust. Under the provisions of Section 884 of the Code, a branch profits tax is levied on the "effectively connected earnings and profits" of certain foreign corporations which includes tax-exempt interest such as interest on the Bonds in the Trust. Corporate Certificateholders are urged to consult their tax advisers with respect to the particular tax consequences to them, including the corporate alternative minimum tax and the branch profits tax imposed by Section 884 of the Code.

  Section 265 of the Code provides that interest on indebtedness incurred or continued to purchase or carry Units of a Trust is not deductible for federal income tax purposes. The Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (however, these rules generally do not apply to interest paid on indebtedness incurred to purchase or improve a personal residence). Also, under
Section 265 of the Code, certain financial institutions that acquire Units would generally not be able to deduct any of the interest expense attributable to ownership of such Units. Legislative proposals have been made that would extend the financial institution rules to most corporations. Investors with questions regarding these issues should consult with their tax advisers.

  In general, Section 86 of the Code provides that 50% of Social Security benefits are includable in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of the Social Security benefits received exceeds the "base amount." The base amount is $25,000 for unmarried taxpayers, $32,000 for married taxpayers filing a joint return and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns. Modified adjusted gross income is adjusted gross income determined without regard to certain otherwise allowable deductions and exclusions from gross income and by including tax-exempt interest. To the extent that Social Security benefits are includable in gross income, they will be treated as any other item of gross income.

  In addition, under the Tax Act, for taxable years beginning after December 31, 1993, up to 85% of Social Security benefits are includable in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of Social Security benefits received exceeds an "adjusted base amount." The adjusted base amount is $34,000 for unmarried taxpayers, $44,000 for married taxpayers filing a joint return, and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns.

  Although tax-exempt interest is included in modified adjusted gross income solely for the purpose of determining that portion, if any, of Social Security benefits that will be included in gross income, no tax-exempt interest, including that received from the Trust, will be subject to tax. A taxpayer whose adjusted gross income already exceeds the base amount or the adjusted base amount must include 50% or 85%, respectively, of his Social Security benefits in gross income whether or not he receives any tax-exempt interest. A taxpayer whose modified adjusted gross income (after inclusion of tax-exempt interest) does not exceed the base amount need not include any Social Security benefits in gross income.

  In the case of corporations, the alternative tax rate applicable to long-term capital gain is 35%, effective for long-term capital gains realized in taxable years beginning on or after January 1, 1993. For taxpayers other than corporations, net capital gains (which are defined as net long-term capital gain over net short-term capital loss for a taxable year) are subject to a maximum rate of either 28 percent or 20 percent depending upon the holding period of the capital assets. Capital loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. Generally, capital gain realized from assets held for more than one year but not more than 18 months are taxed at a maximum marginal stated tax rate of 28% and capital gains realized from assets (with certain exclusions) held for more than 18 months are taxed at a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Further, capital gains realized from assets held for one year or less are taxed at the same rate as ordinary income. Legislation is currently pending that provides the appropriate methodology that should be applied in netting the realized capital gains and losses. Such legislation is proposed to be effective retroactively for tax years ending after May 6, 1997. However, it should be noted that legislative proposals are made from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. Under the Code, taxpayers must disclose to the Internal Revenue Service the amount of tax-exempt interest earned during the year.

  Under the Code, taxpayers must disclose to the Internal Revenue Service the amount of tax-exempt interest earned during the year.

  In the case of certain of the Bonds in the Trust, the opinions of bond counsel indicate that interest on such securities received by a "substantial user" of the facilities being financed with the proceeds of these securities, or persons related thereto, for periods while such Bonds are held by such a user or related person, will not be excludable from Federal gross income, although interest on such Bonds received by others would be excludable from Federal gross income. "Substantial user" and "related person" are defined under the Code and U.S. Treasury Regulations. Any person who believes that he or she may be a "substantial user" or a "related person" as so defined should contact his or her tax adviser.

  Ownership of the Units may result in collateral federal income tax consequences to certain taxpayers, including, without limitation, corporations subject to the branch profits tax, financial institutions, certain insurance companies, certain S corporations, individual recipients of Social Security or Railroad Retirement benefits and taxpayers who may be deemed to have incurred (or continued) indebtedness to purchase or carry tax-exempt obligations. Prospective investors should consult their tax advisors as to the applicability of any such collateral consequences.

  Chapman and Cutler has expressed no opinion with respect to taxation under any other provision of federal, state or local law. Ownership of the Units may result in collateral state tax consequences to certain taxpayers. Prospective investors should consult their tax advisors as to the applicability of any such collateral consequences.

  All statements of law in the Prospectus concerning exemption from Federal or other taxes are the opinion of counsel and are to be so construed.

EXPENSES OF THE TRUST

  The Trustee will receive for ordinary services an annual fee from the Trust set forth under "Summary of Essential Financial Information" which fee is based on the largest aggregate amount of Bonds in the Trust at any time during such period. Both the Trustee's fee and the evaluation fee paid to the Sponsor may be adjusted without prior approval from Certificateholders, provided that all adjustments upward will not exceed the cumulative percentage increase of the United States Department of Labor's Consumer Price Index or, if such index is no longer published, in a comparable index. In addition, the Trustee's fee may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to the Trust to meet scheduled distributions). Since the Trustee has the use of the funds being held in the Principal and Interest Accounts for future distributions, payment of expenses and redemptions and since such Accounts are non-interest bearing to Certificateholders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Indenture, see "Trustee Information" and "Other Rights of Certificateholders."

  Expenses incurred in establishing the Trust, including the cost of the initial preparation of documents relating to the Trust (including the Prospectus, Trust Agreement and certificates), federal and state registration fees, the initial fees and expenses of the Trustee, legal and accounting expenses, payment of closing fees and any other out-of-pocket expenses, will be paid by such Trust and it is intended that such expenses be amortized of a five-year period. The following is a summary of expenses of the Trust which, when owed to the Trustee, are secured by a lien on the assets of the Trust:
1) the expenses and costs of any action undertaken by the Trustee to protect the Trust and the rights and interests of the Certificateholders; 2) any taxes and other governmental charges upon the Bonds or any part of the Trust
(no such taxes or charges are currently being levied, or, to the knowledge of the Sponsor, contemplated); 3) amounts payable to the Trustee as fees for ordinary recurring services and for extraordinary non-recurring services rendered pursuant to the Indenture and all disbursements and expenses including counsel fees (including fees of counsel which the Trustee may retain) and auditing fees sustained or incurred by the Trustee in connection therewith; and 4) any losses or liabilities accruing to the Trustee without negligence, bad faith or willful misconduct on its part. The Trustee is empowered to sell Bonds in order to pay these amounts if funds are not available in the Interest and Principal Accounts. Costs of disbursement (including postage, checks and handling) of interest, principal and redemption distributions will be paid by the Trustee and will not be charged to the Trust.

EVALUATION OF THE TRUST

  As of the opening of business on the Date of Deposit, the price of the Units was determined on the basis of an initial evaluation of the Bonds in the Trust prepared by Muller Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. After the opening of business on the Date of Deposit and during the period of initial public offering, the Evaluator, Ranson & Associates, Inc., will appraise or cause to be appraised, as of the last day of each month and when requested by the Trustee, the value of the underlying Bonds as of 3:15 P.M. Central time and will adjust the Public Offering Price of the Units commensurate with such appraisal. Such Public Offering Price will be effective for all orders received at or prior to 3:15 P.M. Central time on each such day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price. While the Trustee has the power to determine the Redemption Price per Unit when Units are tendered for redemption, such authority has been delegated to the Evaluator which determines the Redemption Price per Unit on a daily basis on days the New York Stock Exchange is open (and on any other days on which Sponsor secondary market transactions or redemptions occur). Each evaluation of the Trust has been and will be determined on the basis of cash on hand in the Trust or money in the process of being collected, the value of the Bonds in the portfolio of the Trust based on the bid prices of the Bonds and interest accrued thereon not subject to collection less any taxes or governmental charges payable, any accrued expenses of the Trust and any cash held for distribution to Certificateholders. The result of that computation is then divided by the number of Units outstanding as of the date thereof to determine the per Unit value of the Trust.

  The Evaluator may determine the value of the Bonds in the portfolio of the Trust (1) on the basis of current bid prices of the Bonds obtained from dealers or brokers who customarily deal in bonds comparable to those held in the Trust;
(2) if bid prices are not available for any of the Bonds, on the basis of bid prices for comparable bonds; (3) by causing the value of the Bonds to be determined by others engaged in the practice of evaluating, quoting or appraising comparable bonds; or (4) by any combination of the above. Although the Unit value is based on the bid prices of the Bonds, the Units are sold initially to the public at the Public Offering Price based on the offering prices of the Bonds.

  The initial or primary Public Offering Price of the Units and the Sponsor's initial repurchase price per Unit are based on the offering price per Unit of the underlying Bonds plus the applicable sales charge and interest accrued but undistributed. The secondary market Public Offering Price and the Redemption Price per Unit are based on the bid price per Unit of the Bonds in the portfolio of the Trust plus the applicable sales charge and accrued interest. The offering price of Bonds in the portfolio of the Trust may be expected to range from .25%-2% more than the bid price of such Bonds. On the Date of Deposit, the offering side evaluation of the Bonds in the portfolio of the Trust was higher than the bid side evaluation of such Bonds by .5% of the aggregate principal amount of such Bonds.

OTHER RIGHTS OF CERTIFICATEHOLDERS

  The Trustee shall furnish Certificateholders in connection with each distribution a statement of the amount of interest and, if any, the amount of other receipts (received since the preceding distribution) being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit outstanding. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Certificateholder a statement 1) as to the Interest Account: interest received (including amounts representing interest received upon any disposition of Bonds), deductions for fees and expenses of the Trust, for purchases of Replacement Bonds and for redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; 2) as to the Principal Account: the dates of disposition of any Bonds and the net proceeds received therefrom (excluding any portion representing accrued interest), the amount paid for purchases of Replacement Bonds and for redemptions of Units, if any, deductions for payment of applicable taxes and fees and expenses of the Trustee, and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; 3) a list of the Bonds held and the number of Units outstanding on the last business day of such calendar year; 4) the Redemption Price based upon the last computation thereof made during such calendar year; and 5) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding.

  The Indenture requires the Trust to be audited on an annual basis at the expense of the Trust by independent auditors selected by the Sponsor. The Trustee shall not be required, however, to cause such an audit to be performed if its cost to the Trust shall exceed $.50 per Unit on an annual basis. Certificateholders may obtain a copy of such audited financial statements upon request.

  In order to comply with Federal and state tax reporting requirements, Certificateholders will be furnished, upon request to the Trustee, evaluations of the Bonds in the Trust furnished to it by the Evaluator.

  The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units of the Trust is evidenced by separate registered certificates executed by the Trustee and the Sponsor. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Certificateholder must sign exactly as his name appears on the face of the certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guarantee program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any multiple thereof. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement. Although no such charge is now made or contemplated, the Trustee may require a Certificateholder to pay a reasonable fee to be determined by the Trustee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange.

SPONSOR INFORMATION

  Ranson & Associates, Inc., an investment banking firm created in 1995 by a number of former owners and employees of Ranson Capital Corporation, is the sponsor and successor sponsor of Series 1 - 83 of The Kansas Tax-Exempt Trust and Multi-State Series 1 - 7 of The Ranson Municipal Trust and is the Sponsor of the Trust. Ranson & Associates, Inc. is the successor to a series of companies, the first of which was originally organized in Kansas in 1935. During its history, Ranson & Associates, Inc. and its predecessors have been active in public and corporate finance and has sold bonds and unit investment trusts and maintained secondary market activities relating thereto. On November 26, 1996, Ranson & Associates, Inc. purchased all existing unit investment trusts sponsored by EVEREN Securities, Inc. Accordingly, Ranson & Associates is the successor sponsor to unit investment trusts formerly sponsored by EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. At present, Ranson & Associates, Inc., which is a member of the National Association of Securities Dealers, Inc., is the Sponsor to each of the above-named unit investment trusts and serves as the financial advisor and as an underwriter for issuers of municipal securities in Kansas.

  The Company's offices are currently located at 250 North Rock Road, Suite
150, Wichita, Kansas 67206. As of December 31, 1997, the stockholder's equity of Ranson & Associates, Inc. was $1,217,635. (This paragraph relates only to the Sponsor and not to any Series of The Kansas Tax-Exempt Trust or to any other dealer. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

  Dealers will purchase the Units from the Sponsor on the Date of Deposit at a price equal to the Public Offering Price per Unit less that percentage indicated under "Public Offering Information." Any reduced sales charge for quantity purchases as described under "Public Offering Information" will be the responsibility of the dealer. In addition to that portion of the sales commission retained by the Sponsor, the Sponsor will realize a profit or sustain a loss, as the case may be, as a result of the difference between the price paid for the Bonds by the Sponsor and the cost of such Bonds to the Trust (which is based on the aggregate offering price of the Bonds in the portfolio of the Trust on the Date of Deposit as determined by Muller Data Corporation). See "Trust Portfolio." The Sponsor may also realize profits or sustain losses with respect to Bonds deposited in the Trust which were acquired by the Sponsor from underwriting syndicates of which it was a member. The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicate from which any of the aggregate principal amount of the Bonds in the portfolio of the Trust were acquired. The Sponsor may realize additional profit or loss during the initial offering period as a result of the possible fluctuations in the market value of the Bonds in the Trust after the Date of Deposit.

  As stated under "Redemption and Repurchase of Units," the Sponsor intends to maintain a secondary market for the Units of the Trust. In so maintaining a market, the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price is based on the bid prices of the Bonds in the Trust and includes a sales charge of 2.00%). In addition, the Sponsor will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units.

  If the Sponsor shall fail to perform any of its duties under the Indenture or become incapable of acting or become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Indenture and liquidate the Trust as provided therein or (iii) continue to act as Trustee without terminating the Indenture.

TRUSTEE INFORMATION

  The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its offices at 101 Barclay Street, New York, New York 10286, telephone 1-800-701-8178. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

  The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Bonds for the Trust portfolio. The Trustee is empowered to sell, for the purpose of redeeming Units tendered by any Certificateholder and for the payment of expenses for which funds may not be available, such of the Bonds as are designated by the Sponsor as the Trustee in its sole discretion may deem necessary. The Sponsor is empowered, but not obligated, to direct the Trustee to dispose of Bonds upon default in payment of principal or interest, institution of certain legal proceedings, default under other documents adversely affecting debt service, default in payment of principal or interest on other obligations of the same issuer, decline in projected income pledged for debt service on revenue bonds or decline in price or the occurrence of other market or credit factors, including advance refunding (i.e., the issuance of refunding securities and the deposit of the proceeds thereof in trust or escrow to retire the refunded securities on their respective redemption dates), so that in the opinion of the Sponsor the retention of such Bonds would be detrimental to the interest of the Certificateholders. The Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the Bonds to issue new obligations in exchange or substitution for any Bond pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Sponsor may deem proper if (1) the issuer is in default with respect to such Bond or (2) in the written opinion of the Sponsor the issuer will probably default with respect to such Bond in the reasonably foreseeable future. Any obligation so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Indenture to the same extent as Bonds originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Bonds, the Trustee is required to give notice thereof to each Certificateholder, identifying the Bonds eliminated and the Bonds substituted therefor. Except as stated herein and under "Description of Trust Portfolio" regarding the substitution of Replacement Bonds for Failed Bonds, the acquisition by the Trust of any securities other than the Bonds initially deposited is not permitted.

  If any default in the payment of principal or interest on any Bond occurs and no provision for payment is made therefor within 30 days, the Trustee is required to notify the Sponsor thereof. If the Sponsor fails to instruct the Trustee to sell or to hold such Bond within 30 days after notification by the Trustee to the Sponsor of such default, the Trustee may in its discretion sell the defaulted Bond and not be liable for any depreciation or loss thereby incurred.

  In accordance with the Indenture, the Trustee shall keep proper books of record and account of all transactions at its office for the Trust. Such records shall include the name and address of, and the certificates issued by the Trust to, every Certificateholder of the Trust. Such books and records shall be open to inspection by any Certificateholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or Federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Indenture on file in its office available for inspection at all reasonable times during the usual business hours by any Certificateholder, together with a current list of the Bonds held in the Trust.

  Under the Indenture, the Trustee or any successor trustee may resign and be discharged of the trust created by the Indenture by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Certificateholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Certificateholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

  Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $500,000.

LEGAL AND AUDITING MATTERS

  The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, Chicago, Illinois as special counsel for the Sponsor.

  The statement of net assets, including the Trust portfolio, of the Trust at the opening of business on January 20, 1998, the Date of Deposit, appearing in this Prospectus and Registration Statement has been audited by Allen, Gibbs & Houlik, L.C., independent auditors, as set forth in their report appearing elsewhere herein, and is included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

DESCRIPTION OF BOND RATINGS

  STANDARD & POOR'S, A DIVISION OF THE MCGRAW-HILL COMPANIES, INC. A description of the applicable Standard & Poor's rating symbols and their meanings follows:

  A Standard & Poor's corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment may take into consideration obligators such as guarantors, insurers or lessees.

  The bond rating is not a recommendation to purchase, sell or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor.

  The ratings are based on current information furnished by the issuer or obtained by Standard & Poor's from other sources it considers reliable.
Standard & Poor's does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information, or for other circumstances.

  The ratings are based, in varying degrees, on the following considerations:

  1) Likelihood of default--capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

  2) Nature of and provisions of the obligation;

  3) Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

  AAA-This is the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong.

  AA-Bonds rated AA have a very strong capacity to pay interest and repay principal and differ from the highest rated issues only in small degree.

  A-Bonds rated A have a strong capacity to pay interest and repay principal, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories.

  BBB-Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in higher rated categories.

  Plus (+) or Minus (-): The ratings from "AA" to "BBB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

  Provisional Ratings: The letter "p" indicates that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

  L: The letter "L" indicates that the rating pertains to the principal amount of those bonds where the underlying deposit collateral is fully insured by the Federal Savings & Loan Insurance Corp. or the Federal Deposit Insurance Corp.

  MOODY'S INVESTORS SERVICE, INC. A brief description of the applicable Moody's Investors Service, Inc. rating symbols and their meanings follow:

  Aaa-Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt-edge." Interest payments are protected by a large, or by an exceptionally stable, margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. Their safety is so absolute that, with the occasional exception of oversupply in a few specific instances, characteristically, their market value is affected solely by money market fluctuations.

  Aa-Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities. Their market value is virtually immune to all but money market influences, with the occasional exception of oversupply in few specific instances.

  A-Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. The market value of A-rated bonds may be influenced to some degree by economic performance during a sustained period of depressed business conditions, but, during periods of normalcy, A-rated bonds frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.

  Baa-Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected or poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well. The market value of Baa-rated bonds is more sensitive to changes in economic circumstances, and aside from occasional speculative factors applying to some bonds of this class, Baa market valuations move in parallel with Aaa, Aa and A obligations during periods of economic normalcy, except in instances of oversupply.

  Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

  Con. (---)-Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by a) earnings of projects under construction, b) earnings of projects unseasoned in operation experience, c) rentals which begin when facilities are completed, or d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

TAX-EXEMPT/TAXABLE ESTIMATED CURRENT RETURN EQUIVALENTS

  As of the date of this Prospectus, the following table shows the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under Federal taxes, using the published 1998 Federal tax rates*. The table incorporates increased tax rates for higher-income taxpayers that were included in the Revenue Reconciliation Act of 1993. State tax rates are not reflected in the table. The table illustrates approximately what you would have to earn on taxable investments to equal tax-exempt estimated current returns in your income tax bracket under present tax law. Locate your income (after deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated return you would need to match tax free income. The taxable equivalent estimated current returns may be somewhat higher than the equivalent returns indicated in the table below for those individuals who have Adjusted Gross Income in excess of $124,500.

          TAXABLE INCOME                                      TAX-EXEMPT ESTIMATED CURRENT RETURN
          --------------                                      -----------------------------------
     SINGLE              JOINT
     RETURN              RETURN           TAX         4%      41/2%     5%      51/2%     6%      61/2%     7%
           IN THOUSANDS                 BRACKET            EQUIVALENT TAXABLE ESTIMATED CURRENT RETURNS
           ------------                 -------            --------------------------------------------
$     0 -  25.35   $     0 -  42.35      15.00%      4.71%    5.29%    5.88%    6.47%    7.06%    7.65%    8.24%
  25.35 -  61.40     42.35 - 102.30      28.00       5.56     6.25     6.94     7.64     8.33     9.03     9.72
  61.40 - 128.10    102.30 - 155.95      31.00       5.80     6.52     7.25     7.97     8.70     9.42    10.14
 128.10 - 278.45    155.95 - 278.45      36.00       6.25     7.03     7.81     8.59     9.38    10.16    10.94
   Over   278.45      Over   278.45      39.60       6.62     7.45     8.28     9.11     9.93    10.76    11.59

* The table does not reflect the effect of two adjustments designed to phase-out the advantage of itemized deductions and personal exemptions for higher income taxpayers. These adjustments, in effect, increase the marginal Federal tax rate above the stated marginal tax rate by eliminating a portion of claimed itemized deductions and potentially eliminating entirely the effect of personal exemptions in determining Taxable Income. The total impact of the adjustments, which will vary from taxpayer to taxpayer, is dependent upon the itemized deductions and personal exemptions claimed.

A comparison of tax-free and equivalent taxable estimated current returns with the returns on various taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales material compare the then current estimated returns on the Trust and return over specified periods on other similar Ranson & Associates, Inc. sponsored unit investment trusts with returns on taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trust. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trust are described more fully elsewhere in this Prospectus.

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 REPORT OF ALLEN, GIBBS & HOULIK, L.C.
 INDEPENDENT AUDITORS

 CERTIFICATEHOLDERS
 RANSON UNIT INVESTMENT TRUSTS
 SERIES 64

     We have audited the accompanying statement of net assets, including the Trust portfolio, of Ranson Unit Investment Trusts, Series 64, as of the opening of business on January 20, 1998, the Date of Deposit. This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.
     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the Bonds held by the Trustee at the opening of business on January 20, 1998. An audit also includes assessing the accounting principles used and significant estimates made by the Trust's Sponsor, as well as evaluating the overall statement of net assets presentation. We believe that our audit provides a reasonable basis for our opinion.
     In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of Ranson Unit Investment Trusts, Series 64 at the opening of business on January 20, 1998, in conformity with generally accepted accounting principles.

                                ALLEN, GIBBS & HOULIK, L.C.
 Wichita, Kansas
 January 20, 1998

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RANSON UNIT INVESTMENT TRUSTS

SERIES 64
STATEMENT OF NET ASSETS
AT THE OPENING OF BUSINESS ON JANUARY 20, 1998, THE DATE OF DEPOSIT

TRUST PROPERTY
Investment in securities--
Bonds deposited in Trust (1)                           $2,744,000
Accrued interest to Date of Deposit on Bonds (2)           11,815
Organizational costs (4)                                    4,200
                                                       ----------
                                                        2,760,015
Less distributions payable (2)                             11,815
Less accrued organizational costs (4)                       4,200
                                                       ----------
Net assets, applicable to 4,000 outstanding Units
     of fractional undivided interest                  $2,744,000
                                                       ==========

INTEREST OF CERTIFICATEHOLDERS
Cost to investors (3)                                  $2,800,000
Less sales charge (3)                                      56,000
                                                       ----------
Net proceeds to the Trust, equal to net assets         $2,744,000
                                                       ==========

NOTES:
(1) Aggregate cost to the Trust of the Bonds listed in the Trust Portfolio is based on offering side evaluations determined by Muller Data Corporation.
(2) Pursuant to the Indenture, the Trustee will advance funds in the amount of $12,736 representing the accrued interest to January 23, 1998 (the "First Settlement Date") and such advance will be distributed to the Sponsor.
(3) The aggregate cost to investors (exclusive of interest) includes a sales charge computed at the rate of 2.00% of the Public Offering Price (equivalent to 2.041% of the net amount invested) assuming no reduction of sales charge for quantity purchases.
(4) The Trust will bear all or a portion of its organizational costs, which the Sponsor intends to defer and amortize over a five-year period. Organizational costs have been estimated based on the current Trust size. Organizational costs may be more or less than this estimate based upon the actual size of the Trust.

RANSON UNIT INVESTMENT TRUSTS, SERIES 64

TRUST PORTFOLIO AT THE OPENING OF BUSINESS ON JANUARY 20, 1998, THE DATE OF DEPOSIT

AGGREGATE                                                                                            REDEMPTION       COST OF BONDS
PRINCIPAL            NAME OF ISSUER(1)(5)                   COUPON        MATURITY     RATING(2)     PROVISIONS(3)      TO TRUST(4)
_________________________________________________________________________________________________________________________________
@@$ 200,000     Cuyahuga Co., OH Hospital Revenue,          5.250%        1/15/2008       AAA        2006 @ 102       $  213,318
                Series B (MBIA Insured)

    200,000     Massachusetts St Health & Educational       5.250%        7/1/2008        AAA        Non-Callable        213,324
                Facilities, Series A (FSA Insured)

@@  250,000     Piedmont, SC Muni Power Agency Electric     4.500%        1/1/2008        AAA        Non-Callable        251,250
                Revenue, Series A (MBIA Insured)

    100,000     Clermont Co., OH Sewer System               5.000%        12/1/2008       AAA        2003 @ 102          104,896
                Revenue (AMBAC Insured)                                                              2007 @ 100

@@  275,000     Grand Chute, WI Promissory Notes            4.300%        12/1/2007       Aaa#       2003 @ 100          275,693
                (FSA Insured)

@@* 175,000     Monterey Co., CA Certificates of            4.375%        8/1/2008        AAA        Non-Callable        176,312
                Participation, Series E (MBIA Insured)

@@  275,000     Boone, McHenry, & DeKalb Co., IL            0.000%        12/1/2008       Aaa#       Non-Callable        167,849
                School District #100 (FSA Insured) (6)

@@  175,000     Kansas St Development Finance Authority     4.500%        4/1/2007        Aaa#       Non-Callable        177,513
                Revenue, Series 2 (AMBAC Insured)

@@  250,000     Massachusetts State, Series A               4.800%        1/1/2008        AAA        2004 @ 102          258,262
                (MBIA Insured)                                                                       2006 @ 100

@@* 150,000     East Stroudsburg, PA School Dist            4.300%        6/1/2008        Aaa#       2002 @ 100          149,583
                (FSA Insured)

@@  250,000     Charleston, SC Certificates of              5.000%        9/1/2008        AAA        2003 @ 102          259,288
                Participation (AMBAC Insured)                                                        2005 @ 100

@@* 250,000     Alaska State Certificates of                4.300%        1/1/2008        AAA        2005 @ 102          247,685
                Participation (AMBAC Insured)                                                        2007 @ 100

@@* 100,000     Murray, KY Water & Sewer Revenue            4.375%        4/1/2008        Aaa#       2008 @ 102          100,207
                (MBIA Insured)

@@* 150,000     Alaska State Certificates of                4.250%        1/1/2007        AAA        2005 @ 102          148,820
                Participation, (AMBAC Insured)

-----------                                                                                                          -----------
 $2,800,000                                                                                                           $2,744,000
===========                                                                                                          ===========

See "Notes to Trust Portfolio."

NOTES TO TRUST PORTFOLIO:
(1) Contracts to acquire Bonds were entered into by the Sponsor during the period January 14, 1998 through January 15, 1998. All Bonds are represented by regular way contracts, unless otherwise indicated, for the performance of which cash or an irrevocable letter of credit has been deposited with the Trustee. Insurance guaranteeing the payment of principal and interest, when due, on the Bonds has been obtained from a municipal bond insurance company as indicated in the Bond name by the issuer of the Bonds or by a prior owner of the Bonds.

(2) Securities ratings represent the latest published ratings by Standard & Poor's, unless marked with a "#" in which case the rating is by Moody's or unless marked with a "&&" in which case the Sponsor expects Standard & Poor's or Moody's, upon the receipt of an insurance policy obtained by the issuer, to issue a AAA rating. A brief description of the applicable Standard & Poor's or Moody's rating symbols and their meanings is set forth under "Description of Bond Ratings." "N/R" indicates that no rating has been provided for such Bonds; in the opinion of the Sponsor, these Bonds have credit characteristics sufficiently similar to the credit characteristics of interest-bearing tax-exempt obligations that were so rated as to be acceptable for acquisition by the Trust. "**" indicates rating is contingent upon receipt by Standard & Poor's or Moody's of final documentation.

(3) There is shown under this heading the year in which each issue of Bonds is initially redeemable and the redemption price for that year or, if currently redeemable, the redemption price in 1998 unless otherwise indicated, each issue continues to be redeemable at declining prices thereafter, but not below par value. The prices at which the Bonds may be redeemed or called prior to maturity may or may not include a premium and, in certain cases, may be less than the cost of the Bonds to the Trust. In addition, certain Bonds in the Trust portfolio may be redeemed in whole or in part other than by operation of the stated redemption or sinking fund provisions under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such Bonds.
    "S.F." indicates a sinking fund is established with respect to an issue of Bonds.

(4) During the initial offering period, evaluations of the Bonds are made on the basis of current offering side evaluations of the Bonds. The aggregate offering price is greater than the aggregate bid price of the Bonds, which is the basis on which Redemption Prices will be determined for purposes of redemption of Units after the initial offering period.

(5) Other information regarding the Bonds in the Trust, at the opening of business on the Date of Deposit, is as follows:

     COST OF BONDS     PROFIT TO      ANNUAL INTEREST     BID SIDE VALUE
       TO SPONSOR       SPONSOR       INCOME TO TRUST        OF BONDS
     -------------     ----------     ---------------     --------------
       $2,743,061         $939            $117,056          $2,730,280

(6) This Bond has been purchased at a discount from the par value because there is no stated interest income thereon. Such bonds are normally described as "zero coupon" bonds. Over the life of such bonds the value increases such that upon maturity the holders of such bonds will receive 100% of the principal amount thereof. Approximately 9.8% of the aggregate principal amount of the Bonds in the Trust are "zero coupon" bonds.

@@ This Bond was issued at an original issue discount.
* This Bond is represented by a "when, as and if issued" or "delayed delivery" contract and has an expected settlement date after the "First Settlement Date" of the Trust. Interest on this Bond begins accruing to the benefit of Unitholders on the date of delivery.

No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Trust, the Sponsor or any dealer. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

This Prospectus contains information concerning the Trust and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Trust has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.




                                           TABLE OF CONTENTS

TITLE                                        PAGE     TITLE                                      PAGE
-----                                        ----     -----                                      ----
General Summary of Information                  1     Evaluation of the Trust                      19
Summary of Essential Financial Information      3     Other Rights of Certificateholders           20
Summary of the Trust                            5     Sponsor Information                          21
Description of Trust Portfolio                  7     Trustee Information                          22
Objectives of the Trust                         9     Legal and Auditing Matters                   23
Estimated Current Return and                          Description of Bond Ratings                  23
  Estimated Long-Term Return                    9     Tax-Exempt/Taxable Estimated Current
Public Offering Information                    10       Return Equivalents                         26
Accrued Interest                               11     Report of Allen, Gibbs & Houlik, L.C.
Redemption and Repurchase of Units             12       Independent Auditors                       27
Distribution of Interest and Principal         13     Statement of Net Assets                      27
Tax Status                                     14     Trust Portfolio                              28
Expenses of the Trust                          18     Notes to Trust Portfolio                     29

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

         The facing sheet
         The Cross-Reference Sheet
         The Prospectus
         The signatures
         The consents of independent public accountants, evaluator, rating services and legal counsel

The following exhibits:

1.1 Trust Agreement between Ranson & Associates, Inc., as Depositor, and Bank of New York, as Trustee.

3.1 Opinion and consent of Chapman and Cutler, special counsel to the Depositor, as to legality of securities being registered.

3.2 Opinion of Chapman and Cutler, special counsel to the Depositor, as to Federal income tax status of securities being registered.

4.1      Consent Allen, Gibbs & Houlik, L.C..

                              SIGNATURES

     The Registrant, Ranson Unit Investment Trusts, Series 64 hereby identifies Series 30 of The Kansas Tax-Exempt Trust for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Ranson Unit Investment Trusts, Series 64, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Wichita and State of Kansas on the 20th day of January 1998.

                            RANSON UNIT INVESTMENT TRUSTS, SERIES 64
                              (Registrant)

                            By RANSON & ASSOCIATES, INC., (Depositor)



                            By        /s/  Alex R. Meitzner
                              ________________________________________
                                Chairman of the Board and Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on January 20, 1998.

Signature                        Title
---------                        -----

/s/ Robin K. Pinkerton   President, Secretary         )
----------------------     Treasurer and Director     )

/s/ Alex R. Meitzner     Chairman of the Board        )  /s/ Alex R. Meitzner
----------------------     and Director               ) ______________________
                                                        Chairman of the Board
                                                            and Director

                                    S-2